UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2 UNDER THE
SECURITIES EXCHANAGE ACT OF 1934

Skinny Nutritional Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

830695 10 2
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830695 10 2		Page 2 of 6

1.	Names of Reporting Persons: Pasquale W. Croce, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 18,950,000 (See Item 4)

	7.	Sole Dispositive Voting Power: 0

	8.	Shared Dispositive Voting Power: 18,950,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,950,000 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ⁭

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 830695 10 2		Page 3 of 6

1.	Names of Reporting Persons: Liquid Mojo, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 18,950,000 (See Item 4)

	7.	Sole Dispositive Voting Power: 0

	8.	Shared Dispositive Voting Power: 18,950,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,950,000 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ⁭

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 830695 10 2	Page 4 of 6

Explanatory Note

This Amendment No. 1 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock (the “Common Stock”) of Skinny Nutritional Corp. (the “Issuer”) filed with the Securities and Exchange Commission by the Reporting Persons on May 28, 2009 (the “Original 13G”). The Reporting Persons entered into a Joint Filing Agreement, a copy of which was filed as an exhibit to the Original 13G and which is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with Rule 13d-1(k) under the Act.

Item 1(a).	Name of Issuer: Skinny Nutritional Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Three Bala Plaza, Suite 101, Bala Cynywd, PA 19005.

Item 2(a).
Name of Persons Filing: This joint statement on Schedule 13G/A is being filed by Pasquale W. Croce, Jr. (“Croce”) and Liquid Mojo, LLC (“Liquid Mojo”), who are collectively referred to as the “Reporting Persons”. Mr. Croce is the beneficial owner of a majority of the membership interests of Liquid Mojo and has the power to vote and dispose of the shares of Common Stock of the Issuer beneficially owned by Liquid Mojo.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office for each of the Reporting Persons is 835 Mt. Moro Road, Villanova, PA 19085.
Item 2(c).	Citizenship: Liquid Mojo is a Pennsylvania limited liability company. Mr. Croce is a U.S. citizen.
Item 2(d).	Title of Class of Securities: Common Stock, par value $.001 per share.
Item 2(e).	CUSIP No.: 830695 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 830695 10 2	Page 5 of 6

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned:
Croce: 18,950,000 shares*
Liquid Mojo: 18,950,000 shares*
*  The amounts reported as beneficially owned by the Reporting Persons include 7,500,000 shares of Common Stock that the Reporting Persons have the right to acquire upon exercise of warrants to purchase Common Stock.  Securities of the Issuer reported in this Amendment are held in the name of Liquid Mojo. As Mr. Croce is the beneficial owner of a majority of the membership interests of Liquid Mojo, he may be deemed to share voting and dispositive power over the Shares beneficially owned by Liquid Mojo.

(b)
Percent of class:
Croce: 6.8%#
Liquid Mojo: 6.8%#
# Calculated based on 269,740,590 shares of common stock outstanding, as represented by the Company in its Quarterly Report on Form 10-Q filed on November 23, 2009, plus 7,500,000, which is the number of shares of Common Stock which may be issued upon the exercise of warrants held by the Reporting Persons.

	(c)	Number of shares as to which such person has**:
		(i)	Sole power to vote or to direct the vote: Croce: 0 Liquid Mojo: 0
		(ii)	Shared power to vote or to direct the vote: Croce: 18,950,000 shares Liquid Mojo: 18,950,000 shares
		(iii)	Sole power to dispose or to direct the disposition of: Croce: 0 Liquid Mojo: 0
		(iv)	Shared power to dispose of or to direct the disposition of: Croce: 18,950,000 shares Liquid Mojo: 18,950,000 shares
 ** Mr. Croce is the beneficial owner of a majority of the membership interests of Liquid Mojo. As such, Mr. Croce has the power to vote and dispose of the shares of Common Stock beneficially owned by Liquid Mojo.

CUSIP No. CUSIP No. 830695 10 2	Page 6 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:	Joint Filing Agreement, dated as of May 28, 2009, by and between Mr. Croce and Liquid Mojo (incorporated herein by reference to Exhibit I to the Original 13G filed by the Reporting Persons).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2010

Liquid Mojo, LLC
By: /s/ Pasquale W. Croce, Jr. Pasquale W. Croce, Jr.

/s/ Pasquale W. Croce, Jr.
Pasquale W. Croce, Jr.